[ECB Letterhead]

November 21, 2008

BY EDGAR FILING

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	ECB Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 5, 2008

File No. 000-24753

Dear Mr. Friar:

On behalf of ECB Bancorp, Inc. (“Company”), this letter is in response to comments received orally from the Staff subsequent to your original comment letter dated November 10, 2008 to Gary M. Adams with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

In response to the Staff’s oral comments, we have added the text under the caption “Pro Forma Effect” which appears on pages 9 through 14 of the Company’s definitive proxy statement filed today in Edgar.

* * * *

In addition, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 21, 2008

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (252) 925-5525.

Sincerely,

/S/ Gary M. Adams

Gary M. Adams

Chief Financial Officer